Mail Stop 4561

May 2, 2007

William D. Humes
Executive Vice President and Chief Financial Officer
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705

> **Re: Ingram Micro Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed February 26, 2007**
> **File No. 001-12203**

Dear Mr. Humes:

We have reviewed your response letter dated April 16, 2007 and the above referenced filing and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 32

1.   We note your response to prior comment number 3 of our letter dated April 2, 2007. Notwithstanding your argument that the outsourcing service agreements, which appear to fall under the definition of "Purchase Obligation" located in paragraph (a)(5)(ii) of Item 303 of Regulation S-K, are individually, and in the aggregate, not material to warrant separate presentation, we note that a materiality threshold is inconsistent with the objective of the disclosure requirement. We refer you to SEC Release No. 34-47264. Note the rule does not specifically allow for the aggregation of specified categories, but rather in order to provide flexibility for company-specific disclosure, the rule allows a registrant to disaggregate the specified categories by using other categories suitable to its business, but the contractual obligations table must include all of the obligations that fall within specified categories. Confirm that you will disaggregate your purchase obligations from your operating lease obligations in future filings.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

        You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

                                                Sincerely,

                                                Stephen Krikorian
                                                Accounting Branch Chief